Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2012	2011
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$50,174	$39,702

Interest and other debt expense	15,588	13,940

Interest portion of rental expense	147	137

Earnings before fixed charges	$65,909	$53,779

Fixed charges:

Interest and other debt expense	$15,588	$13,940

Interest portion of rental expense	147	137

Capitalized interest	67	187

Total fixed charges	$15,802	$14,264

Ratio of earnings to fixed charges	4.17	3.77